EXHIBIT 11.2

CPI Corp.
Computation of Per Common Share (Loss) Earnings - Basic
(Unaudited)

thousands, except share and per share data	12 Weeks Ended
	April 26, 2008	April 28, 2007
Basic:
Net (loss) earnings applicable to common shares	$(256)	$2,555

Shares:
Weighted average number of common and
common equivalent shares outstanding	17,045,770	16,981,744
Less: Treasury stock - weighted average	(10,595,319)	(10,618,299)

Weighted average number of common and common
equivalent shares outstanding	6,450,451	6,363,445

Net (loss) earnings per common and common equivalent shares	$(0.04)	$0.40